UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 333-213009
CUSIP NUMBER 13767A103

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ]Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: February 28, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Cannabis Suisse Corp.

Former Name if Applicable: Geant Corp.

Address of Principal Executive Office (Street and Number)(Zip Code):

14925 SW Barrows Rd 3079, Beaverton, OR 97007

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Cannabis Suisse Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended February 28, 2021 (the “Form 10-Q”). The Company is informing the public that it is unable to file Form 10-Q in a timely manner without applying unreasonable effort and/or expense due to necessity of conducting additional reviews. The Company is planning to file the Quarterly Report as soon as practicable. The Company estimates to be able to complete it within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

Suneetha Nandana Silva Sudusinghe	(502)	208-2098
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x] Yes [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [x] No

Cannabis Suisse Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2021	By:	/s/ Suneetha Nandana Silva Sudusinghe
Suneetha Nandana Silva Sudusinghe Chief Executive Officer